May 7, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Medasorb Technologies Corporation

Registration Statement on Form S-1
Filed with the Securities and Exchange Commission on June 22, 2009
(Registration No. 333-156081)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Medasorb Technologies Corporation (the “Company”), hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-156081, which was filed on June 22, 2009 (the “Registration Statement”).

Such withdrawal is requested because the shares being registered on the Form S-1 can now be sold by most of the selling shareholders under Rule 144.  As a result, the Company determined that it should withdraw the Registration Statement.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

MEDASORB TECHNOLOGIES CORPORATION

By:	/s/ Dr. Phillip Chan
Dr. Phillip Chan
Chief Executive Officer and President